UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-180779-11
Morgan Stanley Bank of America Merrill Lynch Trust 2014-C18
(Exact name of issuing entity as specified in its charter)

Morgan Stanley Capital I Inc.
(Exact name of registrant as specified in its charter)

1585 Broadway, New York, NY 10036, (212) 761-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class:

A-1	X-A
A-2	A-S
A-SB	B
A-3	PST
A-4	C

(Title of each class of securities covered by this Form)

None
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(2) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 15d-22(b) ☒	Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Morgan Stanley Capital I Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 31, 2024	MORGAN STANLEY CAPITAL I INC.
(Depositor)
By: /s/ Jane Lam
(Signature)
Jane Lam
President